                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           PAIRGAIN TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    695934109
                                 (CUSIP Number)

      JEFFREY D. PFLAUM, ESQ.
  VICE PRESIDENT, GENERAL COUNSEL         COPY TO:    ROBERT A. ROSENBAUM, ESQ.
      AND CORPORATE SECRETARY                          DORSEY & WHITNEY LLP
   ADC TELECOMMUNICATIONS, INC.                        PILLSBURY CENTER SOUTH
      12501 WHITEWATER DRIVE                           220 SOUTH SIXTH STREET
       MINNETONKA, MN 55343                            MINNEAPOLIS, MN  55402
    TELEPHONE:  (612) 938-8080                        TELEPHONE:  (612) 340-5681
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                FEBRUARY 22, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 1 pages
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                                  SCHEDULE 13D

CUSIP No. 695934109
--------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS                            ADC Telecommunications, Inc.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         (ENTITIES ONLY)                                      41-0743912
____________________________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)/ /
                                                              (b)/ /
____________________________________________________________________________________________
3.        SEC USE ONLY
____________________________________________________________________________________________
4.       SOURCE OF FUNDS                                      WC, BK
____________________________________________________________________________________________
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           / /
____________________________________________________________________________________________
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                 Minnesota
____________________________________________________________________________________________
              NUMBER OF
               SHARES       7.      SOLE VOTING POWER         14,489,951 (1)
            BENEFICIALLY    ________________________________________________________________
              OWNED BY      8.      SHARED VOTING POWER       2,439,554 (2)
                EACH        ________________________________________________________________
              REPORTING     9.      SOLE DISPOSITIVE POWER    14,489,951 (1)
               PERSON       ________________________________________________________________
                WITH        10.     SHARED DISPOSITIVE POWER  0
____________________________________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED                  16,929,505 (1) (2)
         BY EACH REPORTING PERSON
____________________________________________________________________________________________
12.      CHECK IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                     / /
____________________________________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                23.3 %
____________________________________________________________________________________________
14.      TYPE OF REPORTING PERSON                             CO
____________________________________________________________________________________________

         (1) In the event the Option (discussed in Items 3 and 4 below) becomes exercisable and is exercised in full, ADC Telecommunications, Inc. will have sole voting power with respect to 14,489,951 shares of Common Stock of PairGain Technologies, Inc., which, based upon the 72,813,826 shares of PairGain Common Stock outstanding as of February 18, 2000 (as represented by PairGain in the Merger Agreement discussed in Item 4) currently equals 19.9% of the outstanding shares of PairGain Common Stock. Prior to the exercise of the Option, ADC is not entitled to any rights as a stockholder of PairGain as to the shares of PairGain Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in the Stock Option Agreement, none of which has occurred as of the date hereof. ADC expressly disclaims beneficial ownership of any of the shares of PairGain Common Stock which are purchasable by ADC upon exercise of the Option until such time as ADC purchases any such shares of PairGain Common Stock upon any such exercise.

         (2) 2,439,554 shares of PairGain Common Stock are subject to Voting Agreements entered into by ADC and certain stockholders of PairGain (discussed in Item 6 below). ADC expressly disclaims beneficial ownership of any of the shares of PairGain Common Stock covered by the Voting Agreements. Based on the number of shares of PairGain Common Stock outstanding as of February 18, 2000 (as represented by PairGain in the Merger Agreement discussed in Item 4), the number of shares of PairGain Common Stock indicated represents approximately 3.4% of the outstanding PairGain Common Stock, excluding the shares of PairGain Common Stock issuable upon exercise of the Option.


                                 Page 2 of 2 pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.0005 per share ("PairGain Common Stock "), of PairGain Technologies, Inc., a Delaware corporation ("PairGain"). PairGain's principal executive offices are located at 14661 Franklin Avenue, Tustin, California 92780.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name of Person Filing:

                  ADC Telecommunications, Inc. ("ADC")


         (b)      Address of Principal Business Office:

                  12501 Whitewater Drive
                  Minnetonka, Minnesota 55343


         (c)      Principal Business:

                  ADC supplies voice, video and data systems, equipment, software and services for telephone, cable television, Internet, broadcast, wireless and private communications networks.

                  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of ADC are set forth in Annex A hereto and are incorporated herein by reference.


         (d)      Criminal Proceedings:

                  During the last five years, neither ADC nor any executive officer or director of ADC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


         (e)      Civil Proceedings:

                  During the last five years, neither ADC nor any executive officer or director of ADC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


         (f)      Place of Organization:

                  Minnesota

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Stock Option Agreement dated as of February 22, 2000 (the "Stock Option Agreement"), between ADC and PairGain described below in Item 4, PairGain granted to ADC an option (the "Option") to purchase up to 14,489,951 shares of PairGain Common Stock at a price of $18.03 per share, exercisable only upon the occurrence of certain events. The exercise of the Option to purchase the full number of shares of PairGain Common Stock covered by the Option would require aggregate funds of $261,253,816.50. If ADC were to purchase PairGain Common Stock pursuant to the Stock Option Agreement, ADC currently anticipates that such funds would be provided from ADC's working capital and bank lines of credit.


                                 Page 3 of 3 pages

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On February 22, 2000, ADC, Roman Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of ADC ("Roman"), and PairGain entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for Roman to be merged with and into PairGain in accordance with the General Corporation Law of the State of Delaware and the Merger Agreement, as a result of which PairGain will be the surviving corporation and a wholly owned subsidiary of ADC (the "Merger"). The Merger is subject to receipt of regulatory approvals, the approval of PairGain's stockholders and other closing conditions. As a result of the Merger, each outstanding share of PairGain Common Stock will be converted into 0.43 shares of common stock of ADC. Consummation of the Merger would result in the PairGain Common Stock ceasing to be outstanding or authorized to be quoted on The Nasdaq Stock Market, Inc.'s National Market System ("Nasdaq") and the termination of registration pursuant to Section 12(g)(4) of the Act.

         The Merger is intended to be a tax-free reorganization for U.S. federal income tax purposes and to be accounted for as a pooling-of-interests transaction. The Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

         As a condition and inducement to ADC's entering into the Merger Agreement, PairGain entered into the Stock Option Agreement with ADC. Pursuant to the Stock Option Agreement, PairGain has granted to ADC an Option to purchase up to 14,489,951 shares (the "Option Shares") of PairGain Common Stock at a price of $18.03 per share, exercisable only upon the occurrence of certain events. Under certain circumstances set forth in the Stock Option Agreement, ADC, as grantee of the Option, may surrender the Option to PairGain in exchange for a payment to be determined in the manner set forth in the Stock Option Agreement. The Stock Option Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

         Except as set forth in this Item 4, ADC has no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through
(j) of Item 4 of Schedule 13D.

         The preceding summary of certain provisions of the Merger Agreement and the Stock Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a),(b) Pursuant to the Stock Option Agreement, ADC has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 14,489,951 shares of PairGain Common Stock, which represent beneficial ownership of approximately 19.9% of the shares of PairGain Common Stock currently outstanding. If ADC were to acquire such shares, it would have sole voting and, subject to certain restrictions set forth in the Stock Option Agreement, investment power with respect thereto. Because of the limited circumstances in which the Option granted under the Stock Option Agreement is exercisable, ADC disclaims beneficial ownership of such shares of PairGain Common Stock subject to the Stock Option Agreement.

                  As a result of the Voting Agreements (discussed in Item 6 below), ADC may be deemed to be the beneficial owner of at least 2,439,554 shares of PairGain Common Stock. Such PairGain Common Stock constitutes approximately 3.4% of the shares of PairGain Common Stock currently outstanding. ADC may be deemed to have the shared power to vote the shares that are subject to the Voting Agreement with respect to the Merger. However, ADC (i) is not entitled to any rights as a stockholder of PairGain as to the shares that are subject to the Voting Agreement and (ii) disclaims any beneficial ownership of the shares of PairGain Common Stock which are covered by the Voting Agreements.

                  To the best knowledge of ADC, no executive officer or director or ADC beneficially owns any shares of PairGain Common Stock.

         (c) Except as described above, there have been no transactions in PairGain Common Stock by ADC during the past 60 days. On February 9, 2000, Larry J. Ford, an executive officer of ADC, purchased 800 shares of PairGain Common Stock and on February 23, 2000 sold 1300 shares of PairGain Common Stock. Both of these transactions were effected by Mr. Ford's broker pursuant to discretionary trading authority and without Mr. Ford's advance knowledge or consent. To the best knowledge of ADC, there have been no other transactions in PairGain Common Stock by any of ADC's executive officers or directors during the past 60 days.

                                 Page 4 of 4 pages

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On February 22, 2000, in connection with the execution of the Merger Agreement, ADC entered into voting agreements (each, a "Voting Agreement") with Charles S. Strauch, Benedict A. Itri, Howard S. Flagg, Robert R. Price, Robert A. Hoff, Michael Pascoe, B. Allen Lay, Robert C. Hawk and Howard G. Bubb, each solely in their capacities as stockholders of PairGain. Each of these stockholders has agreed to vote all shares of PairGain Common Stock owned or controlled by such stockholder in favor of the Merger. In the Voting Agreement, each stockholder also agreed not to solicit any proposals or offers relating to any merger or other business combination involving PairGain during the term of the Merger Agreement. The Voting Agreements terminate upon the termination of the Merger Agreement prior to the effective time of the Merger or upon the effective time of the Merger, as more fully described in the Voting Agreement. As of February 18, 2000, the stockholders of PairGain that have entered into the Voting Agreements owned 2,439,554 outstanding shares of PairGain Common Stock (representing approximately 3.4% of the outstanding shares of PairGain Common Stock).

         The preceding summary of the Voting Agreements is qualified in its entirety by reference to the full text of such agreements, a form of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

         Except as set forth in Items 3.4, 5 and 6, neither ADC nor, to the best knowledge of ADC, any of its directors or executive officers has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of PairGain.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         99.1 Agreement and Plan of Merger, dated as of February 22, 2000, by and among ADC, Roman and PairGain.

         99.2 Stock Option Agreement, dated as of February 22, 2000, by and between ADC and PairGain.

         99.3     Form of Voting Agreement.


SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 3, 2000

                                              ADC Telecommunications, Inc.


                                              /s/ Jeffrey D. Pflaum
                                              ------------------------------
                                              Jeffrey D. Pflaum
                                              Vice President, General Counsel
                                              and Corporate Secretary




                                 Page 5 of 5 pages

                                                                  ANNEX A

         DIRECTORS AND EXECUTIVE OFFICERS OF ADC TELECOMMUNICATIONS, INC.

         The name and present principal occupation or employment of the directors and executive officers of ADC Telecommunications, Inc. are set forth below. The principal business address of each director and executive officer is the address of ADC, 12501 Whitewater Drive, Minnetonka, Minnesota 55343. Each director and executive officer is a citizen of the United States.

Name and Position                         Occupation
-----------------                         ----------
William J. Cadogan                        Director; Chairman of the Board,
                                          President and Chief Executive Officer

Lynn J. Davis                             Senior Vice President,
                                          President, Broadband Connectivity Group

Arun Sobti                                Senior Vice President,
                                          President, Broadband Access and Transport Group

Larry J. Ford                             Senior Vice President,
                                          President, Integrated Solutions Group

Robert E. Switz                           Senior Vice President, Chief Financial Officer

Charles T. Roehrick                       Vice President and Controller

Jeffrey D. Pflaum                         Vice President, General Counsel and Corporate Secretary

Laura N. Owen                             Vice President, Human Resources

J. Wayne Stewart                          Vice President, Operations

John A. Blanchard III                     Director; Chairman of the Board,
                                          President and Chief Executive Officer, Deluxe Corporation

John J. Boyle III                         Director; Senior Vice President

James C. Castle, Ph.D.                    Director; Chairman of the Board and
                                          Chief Executive Officer, USCS International, Inc.

B. Kristine Johnson                       Director; Principal, Affinity Capital Management

Alan E. Ross                              Director; retired

Jean-Pierre Rosso                         Director; Chairman of the Board and
                                          Chief Executive Officer, CNH Global, N.V.

John W. Sidgmore                          Director; Vice Chairman, MCI WorldCom and Chairman, UUNET

John D. Wunsch                            Director; President and Chief Executive Officer,
                                          Family Financial Strategies, Inc.

Charles D. Yost                           Director; President and Chief Operating
                                          Officer, Allegiance Telecom, Inc.



                                      Page 6 of 6 pages